UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: April 30, 2009
Estimated average burden hours per response… 2.50

FORM 12b-25	SEC FILE NUMBER
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check One):

☒ Form 10-K    ☐Form 20-F    ☐Form 11-K    ☐Form 10-Q    ☐Form 10-D    ☐Form N-SAR    ☐Form N-CSR

For Period Ended:  December 31, 2008

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Transition Report on Form 10-K

☐

Transition Report on Form 20-F

☐

Transition Report on Form 11-K

☐

Transition Report on Form 10-Q

☐

Transition Report on Form N-SAR

For the Transition Period Ended:___________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Saratoga Resources, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

7500 San Felipe, Suite 675

Address of Principal Executive Office (Street and Number)

Houston, TX  77063

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

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(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The company filed a petition for protection under Chapter 11 of the Bankruptcy Code on March 31, 2009.  Because of the devotion of management time and resources to the bankruptcy filing, the registrant is unable to complete and file its Form 10-K for the year ended December 31, 2008 by the prescribed due date.

(Attach Extra Sheets if Needed)

PART IV – OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Eddie Hebert	713	458-1560
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).    ☒ Yes     ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During 2008, the company completed a significant acquisition of The Harvest Group, LLC and Harvest Oil & Gas, LLC.  As a result of this acquisition, results of operations will differ materially from the prior year.

The company anticipates reporting Net Income of approximately $22.6 million for the period from the date of acquisition of the Harvest companies through December 31, 2008.  Revenues for oil and gas sales during that period are expected to be reported at approximately $23.8 million.

Saratoga Resources, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2009	By:	/s/ Edward Hebert
Edward Hebert, V.P. of Finance

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).